UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 13, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Alcon files initial Form 20-F registration statement with SEC for proposed spinoff; plans investor days in New York and London

Basel, November 13, 2018 - Novartis today announced that Alcon has filed an initial Form 20-F registration statement with the US Securities and Exchange Commission (SEC) in relation to the previously-announced intention of Novartis to spin off its eye care division as an independent, publicly-traded company. An application will be made to list the shares in Alcon on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE) under the ticker symbol "ALC".

The initial Form 20-F outlines plans for a tax neutral 100% spinoff of Alcon and includes a detailed overview of its business, strategy, financials, competitive strengths and certain risk factors relating to Alcon's business and the spinoff. Alcon leadership will focus on these, among other topics, at Capital Markets Days for investors and analysts in New York on November 27, 2018 and in London on December 4, 2018.

Earlier this year, Novartis said that the planned spinoff would better position both Novartis and Alcon to capitalize on significant growth opportunities and to focus resources on their respective businesses and strategic priorities.

Vas Narasimhan M.D., CEO of Novartis, said: "As we progress towards the spinoff we are confident in the potential of Novartis and Alcon as separate companies to increase shareholder value. The transaction is expected to support our transformation to become a more focused innovative medicines company. For Alcon, it means more strategic focus and flexibility to pursue compelling growth opportunities in eye care devices, where it has the strongest portfolio and unmatched ability to serve patients worldwide."

David Endicott, CEO of Alcon, said: "This important milestone shows the planned spinoff of Alcon is firmly on track. We are closing in on a unique opportunity to debut as the world leader in the large, attractive and growing eye care devices sector. Our leadership, and the entire Alcon team, is excited and motivated by the prospect of creating a new company poised to deliver innovation that can truly help patients see better. We look forward to creating a business with sustainable growth for our shareholders based on important new products for our customers and their patients."

Completion of the planned spinoff is subject to general market conditions, receipt of necessary authorizations, tax rulings and opinions, final endorsement by the Board of Directors of Novartis and shareholder approval at the 2019 Novartis annual shareholder meeting. If approvals are secured and conditions are met, the spinoff is expected to be completed in the first half of 2019.

A copy of the initial Form 20-F can be found at https://www.novartis.com/sites/www.novartis.com/files/alcon-20f-filing-2018.pdf and will be available at www.sec.gov. The information in the initial Form 20-F is not final and remains subject to change.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as "initial," "proposed," "plans," "intention,"  "strategy," "strengths," "will," "to focus," "would," "planned," "strategic priorities," "expected," "growth opportunities," "progress towards," "confident," "potential," "to become," "strategic focus," "compelling," "portfolio," "on track," "closing in," "to debut," "growing," "prospect," "poised," "look forward," "subject to," "expectations," "future," "sustainable growth," or similar expressions, or by express or implied discussions regarding the potential completion of the announced spinoff of Alcon; regarding whether the spinoff is in the best interests of shareholders, regarding the future commercial performance of Novartis or of a stand-alone Alcon company, or regarding any potential strategic benefits, synergies or opportunities as a result of the spinoff; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed spinoff will be completed in the expected form or within the expected time frame or at all.  Neither can there be any guarantee that Novartis or a stand-alone Alcon company will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the spinoff or any related actions, within any particular time frame, or at all. Nor can there be any guarantee that shareholders of Novartis or Alcon will achieve any particular level of shareholder returns. Neither can there be any guarantee that the spinoff of Alcon will be in the best interests of shareholders, or that the Group or any of its divisions, or a stand-alone Alcon company, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: an unexpected failure to satisfy the required conditions to the proposed spinoff, or to obtain the shareholder and other approvals needed to complete these actions, or unexpected delays in meeting these requirements; the potential that the strategic benefits, synergies or opportunities expected from the proposed spinoff may not be realized or may take longer to realize than expected; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally; the inherent uncertainties involved in predicting shareholder returns; the successful separation of the Alcon business from the Novartis Group; potential adverse reactions to the proposed transaction by customers, suppliers, strategic partners or key Alcon personnel and potential difficulties in maintaining relationships with such persons; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues, including withdrawal of products from the market; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the SEC or in the initial Form 20-F filed by Alcon with the SEC. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

This press release is not an offer to sell, or a solicitation of an offer to buy or sell, any securities of Novartis or, following the proposed spinoff, of Alcon, and may not be relied upon in connection with the purchase or sale of any such security. Should you wish to invest in Alcon, you should do so solely on the basis of information Alcon will file with the SEC at or around the time of the spinoff, including the section "Risk Factors" included in the Form 20-F. The information filed with the SEC will be available on the SEC's website at www.sec.gov.

About Novartis
Novartis is reimagining medicine to improve and extend people's lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world's top companies investing in research and development. Novartis products reach nearly 1 billion people globally and we are finding innovative ways to expand access to our latest treatments. About 125 000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

About Alcon
Alcon is the global leader in eye care devices. As a division of Novartis, we offer the broadest portfolio of products to enhance sight and improve people's lives. Our products touch the lives of more than 260 million people each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors, and there are millions more who are waiting for solutions to meet their eye care needs. Our purpose is reimagining eye care, and we do this through innovative products, partnerships with eye care professionals and programs that enhance access to quality eye care. Learn more at www.alcon.com.

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Novartis Media Relations
Central media line: +41 61 324 2200
E-mail: media.relations@novartis.com

Paul Barrett Novartis Group Communications +41 61 324 5224 (direct) +41 79 797 8137 (mobile) paul.barett@novartis.com	Wes Warnock Alcon Global External Communications +1 817 615 2501 (direct) +1 210 240 4998 (mobile) wes.warnock@alcon.com

Eric Althoff
Novartis Global Media Relations
+41 61 324 7999 (direct)
+41 79 593 4202 (mobile)
eric.althoff@novartis.com

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 13, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting